JAMES F. HUBBARD CONSULTANT

5818 Rhodes Ave.
New Orleans, LA 70131
Tel: 504-433-4692
Cell: 504-577-1286

June 19, 2011

Paxton Energy, Inc.
Lake Village Professional Building
295 Highway 50, Suite 2
P.O. Box 1148
Zephyr Cove, Nevada 89448-1148

Attention: Mr. Charles Volk

Subject: 2011 Reserve and Economic Evaluation - Montecito Offshore, LLC Interest in Vermilion Block 179

Dear Mr. Volk;

At the request of Paxton Energy, Inc. (Paxton), JAMES F. HUBBARD CONSULTANT (JFH) has prepared a reserve and economic evaluation of certain oil and gas interests owned by Montecito Offshore, LLC (Montecito) located in the Gulf of Mexico, offshore Louisiana. The reserve and economic evaluation was prepared as of July 1, 2011. The results of our evaluation are summarized in the table below:

ESTIMATED GROSS RESERVES & INCOME
CERTAIN OIL & GAS INTERESTS
OFFSHORE LOUISIANA, GULF OF MEXICO
EVALUATED FOR PAXTON ENERGY, INC.
AS OF JULY 1, 2011

	Proved Undeveloped Reserves	Proved Reserves	Probable Undeveloped Reserves	Probable Reserves	All Reserves
Gross Reserves					
Oil -MBbls	784.290	784.290	1,345.394	1,345.394	2,129.683
Gas - MMscf	2,215.396	2,215.396	2,022.532	2,022.532	4,237.929
Net Reserves					
Oil - MBbls	582.335	582.335	998.955	998.955	1,581.290
Gas - MMscf	1,644.932	1,644.932	1,501.730	1,501.730	3,146.662
Income Data (M$)					
Future Net Revenue	56,900.676	56,900.676	91,668.938	91,668.938	148,569.594
Deductions					
Operating Expenses	3,080.000	3,080.000	6,800.000	6,800.000	9,880.000
Severance Taxes	0.000	0.000	0.000	0.000	0.000
Investment	11,000.000	11,000.000	0.000	0.000	11,000.000
Abandonment	0.000	3,000.000	0.000	0.000	3000.000
Future Net Income	42,830.676	39,820.676	84,868.938	84,868.938	124,689.609
Discounted FNI @ 10%	36,335.551	34,270.172	51,661.887	53,128.996	87,399.172

The Gross Reserves in the above table are to 100% working interest in the lease. No deductions have been made for royalties and overriding royalties. The Net Reserves and all income data in the above tables are to the net interests that Montecito provided. Appropriate deductions have been made for royalties and overriding royalties.

The values shown in the table above are from the economic summaries in Exhibit 2 of the report. Those values may not add up arithmetically due to rounding procedures in the computer software program used to prepare the economic projections. Exhibit 2 contains summaries by field and by reserves category within the field. Exhibit 2 also contains individual property economics. In those cases where the table above or in the Exhibit include Proved and Probable reserves, the reserves and income attributable to the various reserve categories have not been adjusted to reflect the varying degrees of risk associated with them and they are not comparable.

RESERVE CATEGORIES

This report includes proved proved undeveloped and probable reserves as of July 1, 2011. By definition oil and gas reserves belong to one of the following categories: proved, probable, or possible. These categories are further divided into appropriate reserve status categories: developed and undeveloped. The developed reserve category is even further divided into the appropriate reserve status sub-categories: producing and nonproducing. Nonproducing reserves include shut-in and behind-pipe reserves.

The reserve categories used in this report conform to the definitions (Deterministic Method) approved by the Society of Petroleum Engineers, Inc. Board of Directors, March 7, 1997. The definitions of proved, probable, and possible reserves are presented in Exhibit 1 of this report.

RESERVE ESTIMATES

The reserves were estimated using generally accepted petroleum engineering practices. These reserves were estimated by performance analysis, material balance, and volumetric calculations.

Reserve estimates are strictly technical judgments. The accuracy of any reserve estimate is a function of the quality of data available and of engineering and geological interpretation. The reserve estimates prepared by JFH and presented in this report are believed reasonable; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision.

PRICING AND ESCALATION PARAMETERS

All oil and gas product prices, price differentials, operating expenses, capital investments, abandonment costs, and escalation parameters were provided by Paxton or Montecito prior to preparation of this report. The prices, differentials, expenses, investments, abandonment costs, and escalation parameters are listed below:

Oil - An oil price of $85.00 per Bbl was used for the life of the project. Oil prices were not escalated.

Gas - A gas price of $4.500 per MMscf was used for the life of the project. Gas prices were not escalated.

Monthly Lease Operating Expense - Monthly lease operating costs were based on estimates made by Montecito. The lease operating costs were not escalated.

Capital Investments - The capital investments were based on estimates made by Montecito. The capital investments were not escalated.

Abandonment Costs - The abandonment costs were based on estimates made by Montecito. The capital investments were not escalated.

Severance Tax - No Severance taxes were included, since the properties are in Federal waters offshore Louisiana.

OWNERSHIP

The leasehold interests were provided by Montecito. No attempt was made by the undersigned to verify the title or ownership evaluated.

GENERAL

All data used in this study were obtained from Montecito, the operator of the well, public industry information sources, or the non-confidential files of JFH. A field inspection of the properties was not made in connection with the preparation of this report. Abandonment costs were included in this report, but other potential environmental liabilities attendant to ownership and/or operation of the properties were not included in this report

In evaluating the information at our disposal related to this report, we have excluded from our consideration all matters which require a legal or accounting interpretation or any interpretation other than those of an engineering or geological nature. In assessing the conclusions expressed in this report pertaining to all aspects of oil and gas evaluations, especially pertaining to reserve evaluations, there are uncertainties inherent in the interpretation of engineering data, and such conclusions represent only informed professional judgments.

Data and worksheets used in the preparation of this evaluation will be maintained in our files in New Orleans and will be available for inspection by anyone having proper authorization by Paxton.

This report was prepared solely for the use of the party to whom it is addressed and any disclosure made by said party of this report and/or the contents thereof shall be solely the responsibility of said party, and shall in no way constitute any representation of any kind whatsoever of the undersigned with respect to the matters being addressed.

Should you need further assistance in this matter, please contact James F. Hubbard who can answer your questions.

We appreciate the opportunity to serve you and look forward to doing business with you in the future.

Very truly yours,

JAMES F. HUBBARD CONSULTANT

James F. Hubbard

EXHIBIT 1

PETROLEUM RESERVES DEFINITIONS

SOCIETY OF PETROLEUM ENGINEERS (SPE)
AND
WORLD PETROLEUM CONGRESSES (WPC)

<u>RESERVES</u>

Reserves are those quantities of petroleum[1] which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

The intent of the Society of Petroleum Engineers (SPE) and the World Petroleum Congresses (WPC) in approving additional classifications beyond proved reserves is to facilitate consistency among professionals using such terms.   In presenting these definitions, neither organization is recommending public disclosure of reserves classified as unproved. Public disclosure of the quantities classified as unproved reserves is left to the discretion of the countries or companies involved.

Estimation of reserves is done under conditions of uncertainty. The method of estimation is called deterministic if a single best estimate of reserves is made based on known geological, engineering, and economic data.   The method of estimation is called probabilistic when the known geological, engineering, and economic data are used to generate a range of estimates and their associated probabilities. Identifying reserves as proved, probable, and possible has been the most frequent classification method and gives an indication of the probability of recovery. Because of potential differences in uncertainty, caution should be exercised when aggregating reserves of different classifications.

Reserves estimates will generally be revised as additional geologic or engineering data becomes available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical

---

[1] **PETROLEUM:** For the purpose of these definitions, the term petroleum refers to naturally occurring liquids and gases which are predominately comprised of hydrocarbon compounds. Petroleum may also contain non-hydrocarbon compounds in which sulfur, oxygen, and/or nitrogen atoms are combined with carbon and hydrogen. Common examples of non-hydrocarbons found in petroleum are nitrogen, carbon dioxide, and hydrogen sulfide.

flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

PROVED RESERVES

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and government regulations. Proved reserves can be categorized as developed or undeveloped.

If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate.

Establishment of current economic conditions should include relevant historical petroleum prices and associated costs and may involve an averaging period that is consistent with the purpose of the reserve estimate, appropriate contract obligations, corporate procedures, and government regulations involved in reporting these reserves.

In general, reserves are considered proved if the commercial producibility of the reservoir is supported by actual production or formation tests. In this context, the term proved refers to the actual quantities of petroleum reserves and not just the productivity of the well or reservoir. In certain cases, proved reserves may be assigned on the basis of well logs and/or core analysis that indicate the subject reservoir is hydrocarbon bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.

The area of the reservoir considered as proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) the undrilled portions of the reservoir that can reasonably be judged as commercially productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known occurrence of hydrocarbons controls the proved limit unless otherwise indicated by definitive geological, engineering or performance data.

Reserves may be classified as proved if facilities to process and transport those reserves to market are operational at the time of the estimate or there is a reasonable expectation that such facilities will be installed. Reserves in undeveloped locations may be classified as proved undeveloped provided (1) the locations are direct offsets to wells that have indicated commercial production in the objective formation, (2) it is reasonably certain such locations are within the known proved productive limits of the objective formation, (3) the locations conform to existing well spacing regulations where applicable, and (4) it is reasonably certain the locations will be developed. Reserves from other locations are categorized as proved undeveloped only where interpretations of geological and engineering data from wells indicate with reasonable certainty that the objective formation is laterally continuous and contains commercially recoverable petroleum at locations beyond direct offsets.

Reserves which are to be produced through the application of established improved recovery methods are included in the proved classification when (1) successful testing by a pilot project or favorable response of an installed program in the same or an analogous reservoir with similar rock and fluid properties provides support for the analysis on which

EXHIBIT 1   PAGE 2

the project was based, and, (2) it is reasonably certain that the project will proceed. Reserves to be recovered by improved recovery methods that have yet to be established through commercially successful applications are included in the proved classification only (1) after a favorable production response from the subject reservoir from either (a) a representative pilot or (b) an installed program where the response provides support for the analysis on which the project is based and (2) it is reasonable certain the project will proceed.

UNPROVED RESERVES

Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

PROBABLE RESERVES

Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

POSSIBLE RESERVES

Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used, there should be at least a 10% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.

EXHIBIT 1   PAGE 3

In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formations that appear to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.

RESERVE STATUS CATEGORIES

Reserve status categories define the development and producing status of wells and reservoirs.

Developed: Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Developed reserves may be subcategorized as producing or non-producing.

> *Producing*: Reserves subcategorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

> *Non-Producing*: Reserves subcategorized as non-producing include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

Undeveloped Reserves: Undeveloped reserves are expected to be recovered: (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir, or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

Approved by the Board of Directors, Society of Petroleum Engineers (SPE), Inc.
March 7, 1997

EXHIBIT 1   PAGE 4

EXHIBIT 2

PAXTON ENERGY, INC.
VERMILION 179 BY CATEGORY
TOTAL INTEREST
RESERVES AND ECONOMICS

```
LEASE: OCS G25980 #1 BLK 179                              Date:              06/19/2011
SAND: 7400                                                Time:              12:49:32
FIELD: VERMILION 179                                      DBS:                 PAX001
COUNTY/STATE: OFFSHORE, LA                                Settings:            PAX001
OPERATOR: VIRGIN                                          Scenario:            PAX001
PROVED UNDEVELOPED
                  C O M B I N E D   I N P U T   D A T A        I N I T I A L   C A L C U L A T E D   D A T A
KEYWORD &         -------------------------------------------- ------------------------------------------------
Ref. Code    Beginning, Ending Rates   Schedule Limit  Method & Value  Ultimate @ End Pt. Init.Deff Init. Rate Final Rate
----------   -----------------------   --------------  --------------- ---------- ------- --------- ---------- ----------
400 START    01/2012
401 OIL      30000.00 1000.00 B/M      304.30 MB       EXP     X        304.300 12/2014 68.1332     30000.     1000.
402 GAS/OIL      0.83  108.47 M/B      TO     LIFE     LOG     TIME             12/2014
500 PRI/OIL  85.0000      X  $/B       TO     LIFE     ESC     EOIL             12/2014                85.000    85.000
502 PRI/GAS   4.5000      X  $/M       TO     LIFE     ESC     EGAS             12/2014                 4.500     4.500
600 OPC/T    40000.00     X  $/M       TO     LIFE     ESC     EOPC             12/2014             40000.000 40000.000
705 LSE/WI   100.0000     D  %         TO     LIFE     FLAT    0.00             12/2014                 1.000     1.000
720 NET/OIL  74.2500      D  %         TO     LIFE     FLAT    0.00             12/2014                 0.743     0.743
740 NET/GAS  74.2500      D  %         TO     LIFE     FLAT    0.00             12/2014                 0.743     0.743
INVESTMENTS  Tangible Intang Units     Invest. Point   Method & Value  Total T&I  Month  Risk Inv.  Tot. T&I&R Esc. T&I&R
----------   -----------------------   --------------  --------------- ---------- ------- --------- ---------- ----------
800 CAPITAL  2000.00   0.00 M$G        -5.00 MOS       ESC     EINV     2000.000  8/2011     0        2000.0      0.0
801 CAPITAL  3500.00   0.00 M$G        -3.00 MOS       ESC     EINV     3500.000 10/2011     0        3500.0      0.0
MISCELLANEOUS DATA PARAMETERS
-------------------------------------------------------------------------------------------------------------
201 ENDDATE   SEQ72
250 LOSS      NO
PROJECT RUN SETTINGS
-------------------------------------------------------------------------------------------------------------
Base Date   : 01/2011  Time Frames :  6,99*12
P.W. Date   : 07/2011  Primary PW% :  10.0      Discount Freq.  :  MO
Report Date : 07/2011
Qualifiers  :   Prod = JFH001       Price = DEFAULT      Cost  = DEFAULT      Owner  = DEFAULT
                Title = DEFAULT      Misc  = DEFAULT      Invest = DEFAULT     Overlay = DEFAULT
```

LEASE: OCS G25980 #1 BLK 179   DATE   : 06/19/11
SAND: 7400   TIME   : 12:49:32
FIELD: VERMILION 179   DBS FILE : PAX001
COUNTY/STATE: OFFSHORE, LA   SETTINGS : PAX001
OPERATOR: VIRGIN   SCENARIO : PAX001
PROVED UNDEVELOPED
SEQ NUM: 72

ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	214.479	384.139	159.251	285.224	85.00	4.50	13536.298	1283.506	14819.804
12-13	68.347	620.952	50.748	461.057	85.00	4.50	4313.573	2074.755	6388.327
12-14	21.474	972.710	15.944	722.237	85.00	4.50	1355.267	3250.068	4605.335
12-15									
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	304.300	1977.801	225.943	1468.517	85.00	4.50	19205.141	6608.328	25813.469
AFTER	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
TOTAL	304.300	1977.801	225.943	1468.517	85.00	4.50	19205.141	6608.328	25813.469

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	5500.000	0.000	0.000	-5500.000	-5500.000	-5401.768	-5401.768
12-12	0.000	480.000	0.000	0.000	0.000	14339.804	8839.804	13145.537	7743.770
12-13	0.000	480.000	0.000	0.000	0.000	5908.327	14748.131	4909.818	12653.588
12-14	0.000	480.000	0.000	0.000	0.000	4125.335	18873.467	3104.209	15757.797
12-15									
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	0.000	1440.000	5500.000	0.000	0.000	18873.467	18873.467	15757.797	15757.797
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	18873.467	0.000	15757.797
TOTAL	0.000	1440.000	5500.000	0.000	0.000	18873.467	18873.467	15757.797	15757.797

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	1.0	0.0	LIFE, YRS.	3.50	0.00	18873.469
GROSS ULT., MB & MMF	304.300	1977.801	DISCOUNT %	10.00	5.00	17204.533
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	0.88	10.00	15757.795
GROSS RES., MB & MMF	304.300	1977.801	DISCOUNTED PAYOUT, YRS.	0.91	15.00	14493.612
NET RES., MB & MMF	225.943	1468.517	UNDISCOUNTED NET/INVEST.	4.43	20.00	13380.942
INITIAL W.I., PCT	100.000	100.000	DISCOUNTED NET/INVEST.	3.92	25.00	12395.199
INITIAL N.I., PCT.	74.250	74.250	RATE-OF-RETURN, PCT.	100.00	30.00	11516.683
FINAL W.I., PCT	100.000	100.000	FIRST POINT, YRS.	0.00	35.00	10729.454
FINAL N.I., PCT	74.250	74.250	SECOND POINT, YRS.	0.00	40.00	10020.503

```
LEASE: OCS G25980 #1 BLK 179                              Date:           06/19/2011
SAND: K-2                                                 Time:           12:49:33
FIELD: VERMILION 179                                      DBS:            PAX001
COUNTY/STATE: OFFSHORE, LA                                Settings:       PAX001
OPERATOR: VIRGIN                                          Scenario:       PAX001
PROVED UNDEVELOPED
                 C O M B I N E D   I N P U T   D A T A      I N I T I A L   C A L C U L A T E D   D A T A
KEYWORD &       ---------------------------------------------   -----------------------------------------------------
Ref. Code    Beginning, Ending Rates  Schedule Limit    Method & Value   Ultimate @ End Pt. Init.Deff  Init. Rate  Final Rate
----------   -----------------------  --------------    ---------------  ---------- ------- ---------  ----------  ----------
400 START     01/2012
401 OIL      30000.00 30000.00 B/M     07/2012 AD       FLAT      0.00    180.000  6/2012               30000.      30000.
402 "        30000.00  1000.00 B/M      480.20 MB       EXP       X       480.200  6/2015  68.6271      30000.       1000.
403 GAS/OIL      0.49      0.49 M/B     TO     LIFE      LOG       TIME             6/2015
500 PRI/OIL  85.0000      X    $/B      TO     LIFE      ESC    EOIL               6/2015               85.000      85.000
502 PRI/GAS   4.5000      X    $/M      TO     LIFE      ESC    EGAS               6/2015                4.500       4.500
600 OPC/T    40000.00     X    $/M      TO     LIFE      ESC    EOPC               6/2015            40000.000   40000.000
705 LSE/WI  100.0000      D    %        TO     LIFE      FLAT      0.00            6/2015                1.000       1.000
720 NET/OIL  74.2500      D    %        TO     LIFE      FLAT      0.00            6/2015                0.743       0.743
740 NET/GAS  74.2500      D    %        TO     LIFE      FLAT      0.00            6/2015                0.743       0.743
INVESTMENTS  Tangible Intang Units     Invest. Point     Method & Value   Total T&I   Month Risk Inv.  Tot. T&I&R  Esc. T&I&R
----------   ----------------------    -------------     ---------------  ---------- ------- ---------  ----------  ----------
800 CAPITAL   2000.00     0.00 M$G      -5.00 MOS        ESC    EINV      2000.000  8/2011      0        2000.0        0.0
801 CAPITAL   3500.00     0.00 M$G      -3.00 MOS        ESC    EINV      3500.000 10/2011      0        3500.0        0.0
MISCELLANEOUS DATA PARAMETERS
-------------------------------------------------------------------------------------------------------------------
201 ENDDATE   SEQ73
250 LOSS     NO
PROJECT RUN SETTINGS
-------------------------------------------------------------------------------------------------------------------
Base Date   : 01/2011  Time Frames :  6,99*12
P.W. Date   : 07/2011  Primary PW% :  10.0       Discount Freq.  :  MO
Report Date : 07/2011
Qualifiers  :   Prod = JFH001      Price = DEFAULT     Cost  = DEFAULT     Owner  = DEFAULT
                Title = DEFAULT    Misc  = DEFAULT     Invest = DEFAULT    Overlay = DEFAULT
```

```
LEASE: OCS G25980 #1 BLK 179                                    DATE      : 06/19/11
SAND: K-2                                                       TIME      : 12:49:33
FIELD: VERMILION 179                                            DBS FILE  : PAX001
COUNTY/STATE: OFFSHORE, LA                                      SETTINGS  : PAX001
OPERATOR: VIRGIN                                                SCENARIO  : PAX001
PROVED UNDEVELOPED
SEQ NUM: 73
```


ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11


-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	316.607	156.721	235.081	116.365	85.00	4.50	19981.867	523.642	20505.508
12-13	119.373	59.090	88.635	43.874	85.00	4.50	7533.941	197.434	7731.375
12-14	37.451	18.538	27.807	13.765	85.00	4.50	2363.612	61.941	2425.552
12-15	6.559	3.246	4.870	2.410	85.00	4.50	413.924	10.847	424.771
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	479.990	237.595	356.392	176.414	85.00	4.50	30293.346	793.864	31087.207
AFTER	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
TOTAL	479.990	237.595	356.392	176.414	85.00	4.50	30293.346	793.864	31087.207

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	5500.000	0.000	0.000	-5500.000	-5500.000	-5401.768	-5401.768
12-12	0.000	480.000	0.000	0.000	0.000	20025.508	14525.508	18290.223	12888.454
12-13	0.000	480.000	0.000	0.000	0.000	7251.375	21776.885	6052.383	18940.838
12-14	0.000	480.000	0.000	0.000	0.000	1945.553	23722.436	1478.603	20419.439
12-15	0.000	200.000	0.000	0.000	0.000	224.771	23947.207	158.315	20577.756
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	0.000	1640.000	5500.000	0.000	0.000	23947.207	23947.207	20577.756	20577.756
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	23947.207	0.000	20577.756
TOTAL	0.000	1640.000	5500.000	0.000	0.000	23947.207	23947.207	20577.756	20577.756

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	1.0	0.0	LIFE, YRS.	3.92	0.00	23947.207
GROSS ULT., MB & MMF	479.990	237.595	DISCOUNT %	10.00	5.00	22154.729
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	0.77	10.00	20577.758
GROSS RES., MB & MMF	479.990	237.595	DISCOUNTED PAYOUT, YRS.	0.80	15.00	19180.695
NET RES., MB & MMF	356.392	176.414	UNDISCOUNTED NET/INVEST.	5.35	20.00	17935.215
INITIAL W.I., PCT	100.000	100.000	DISCOUNTED NET/INVEST.	4.81	25.00	16818.543
INITIAL N.I., PCT.	74.250	74.250	RATE-OF-RETURN, PCT.	100.00	30.00	15812.165
FINAL W.I., PCT	100.000	100.000	FIRST POINT, YRS.	0.00	35.00	14900.892
FINAL N.I., PCT	74.250	74.250	SECOND POINT, YRS.	0.00	40.00	14072.163

VERMILION BLOCK 179
PROVED UNDEVELOPED

DATE : 06/19/11
TIME : 12:49:33
DBS FILE : PAX001
SETTINGS : PAX001
SCENARIO : PAX001

ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	531.086	540.860	394.331	401.589	85.00	4.50	33518.164	1807.148	35325.312
12-13	187.721	680.041	139.383	504.931	85.00	4.50	11847.514	2272.188	14119.702
12-14	58.925	991.248	43.752	736.002	85.00	4.50	3718.879	3312.008	7030.888
12-15	6.559	3.246	4.870	2.410	85.00	4.50	413.924	10.847	424.771
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	784.290	2215.396	582.335	1644.932	85.00	4.50	49498.484	7402.192	56900.676
AFTER	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
TOTAL	784.290	2215.396	582.335	1644.932	85.00	4.50	49498.484	7402.192	56900.676

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	11000.000	0.000	0.000	-11000.000	-11000.000	-10803.535	-10803.535
12-12	0.000	960.000	0.000	0.000	0.000	34365.312	23365.312	31435.760	20632.225
12-13	0.000	960.000	0.000	0.000	0.000	13159.702	36525.016	10962.202	31594.426
12-14	0.000	960.000	0.000	0.000	0.000	6070.888	42595.902	4582.811	36177.234
12-15	0.000	200.000	0.000	0.000	0.000	224.771	42820.676	158.315	36335.551
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	0.000	3080.000	11000.000	0.000	0.000	42820.676	42820.676	36335.551	36335.551
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	42820.676	0.000	36335.551
TOTAL	0.000	3080.000	11000.000	0.000	0.000	42820.676	42820.676	36335.551	36335.551

	OIL	GAS
GROSS WELLS	2.0	0.0
GROSS ULT., MB & MMF	784.290	2215.396
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	784.290	2215.396
NET RES., MB & MMF	582.335	1644.932
INITIAL W.I., PCT	100.000	100.000
INITIAL N.I., PCT.	74.250	74.250
FINAL W.I., PCT	100.000	100.000
FINAL N.I., PCT	74.250	74.250

		P.W. %	P.W., M$
LIFE, YRS.	3.92	0.00	42820.676
DISCOUNT %	10.00	5.00	39359.266
UNDISCOUNTED PAYOUT, YRS.	0.82	10.00	36335.551
DISCOUNTED PAYOUT, YRS.	0.84	15.00	33674.309
UNDISCOUNTED NET/INVEST.	4.89	20.00	31316.156
DISCOUNTED NET/INVEST.	4.36	25.00	29213.740
RATE-OF-RETURN, PCT.	100.00	30.00	27328.848
FIRST POINT, YRS.	0.00	35.00	25630.346
SECOND POINT, YRS.	0.00	40.00	24092.666

```
LEASE: OCS G25980 P&A BLK 179                                      Date:           06/19/2011
SAND: NONE                                                         Time:           12:49:33
FIELD: VERMILION 179                                               DBS:            PAX001
COUNTY/STATE: OFFSHORE, LA                                         Settings:       PAX001
OPERATOR: VIRGIN                                                   Scenario:       PAX001
PROVED ABANDONMENT
                    C O M B I N E D   I N P U T   D A T A        I N I T I A L   C A L C U L A T E D   D A T A
KEYWORD &      -----------------------------------------------   ------------------------------------------------------
Ref. Code   Beginning, Ending Rates   Schedule Limit   Method & Value   Ultimate @ End Pt. Init.Deff  Init. Rate  Final Rate
---------   ----------------------   --------------   ---------------   ---------- ------- --------   ----------  ----------
400 START    01/2012
401 OIL         0.00      0.00 B/M    07/2015 AD                                      6/2015
500 PRI/OIL  85.0000   X    $/B       TO     LIFE     ESC   EOIL                      6/2015              85.000      85.000
502 PRI/GAS   4.5000   X    $/M       TO     LIFE     ESC   EGAS                      6/2015               4.500       4.500
705 LSE/WI  100.0000   D    %         TO     LIFE     FLAT     0.00                   6/2015               1.000       1.000
720 NET/OIL  74.2500   D    %         TO     LIFE     FLAT     0.00                   6/2015               0.743       0.743
740 NET/GAS  74.2500   D    %         TO     LIFE     FLAT     0.00                   6/2015               0.743       0.743
INVESTMENTS   Tangible Intang Units   Invest. Point   Method & Value   Total T&I   Month  Risk Inv.  Tot. T&I&R  Esc. T&I&R
---------   ----------------------   --------------   ---------------   ---------- ------- ---------   ----------  ----------
800 ABDN     3000.00   X    M$G       TO     LIFE     PC       0.00    3000.000  6/2015       0        3000.0      3000.0
MISCELLANEOUS DATA PARAMETERS
-----------------------------------------------------------------------------------------------------
201 ENDDATE   SEQ130
250 LOSS      NO
PROJECT RUN SETTINGS
-----------------------------------------------------------------------------------------------------
Base Date   : 01/2011  Time Frames : 6,99*12
P.W. Date   : 07/2011  Primary PW% : 10.0        Discount Freq.  : MO
Report Date : 07/2011
Qualifiers  :   Prod = JFH0611       Price = DEFAULT       Cost  = DEFAULT       Owner  = DEFAULT
                Title = DEFAULT       Misc  = DEFAULT       Invest = DEFAULT      Overlay = DEFAULT
```

LEASE: OCS G25980 P&A BLK 179   DATE   : 06/19/11
SAND: NONE   TIME   : 12:49:33
FIELD: VERMILION 179   DBS FILE : PAX001
COUNTY/STATE: OFFSHORE, LA   SETTINGS : PAX001
OPERATOR: VIRGIN   SCENARIO : PAX001
PROVED ABANDONMENT
SEQ NUM: 130

```
                                  ECONOMIC EVALUATION
                            PREPARED FOR: PAXTON ENERGY, INC.
                            BY: JAMES F. HUBBARD CONSULTANT
                                 AS OF DATE:  7/11
```

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-13	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-14	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-15	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
AFTER	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
TOTAL	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-13	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-14	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-15	0.000	0.000	0.000	3000.000	0.000	-3000.000	-3000.000	-2065.380	-2065.380
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	0.000	0.000	0.000	3000.000	0.000	-3000.000	-3000.000	-2065.380	-2065.380
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	-3000.000	0.000	-2065.380
TOTAL	0.000	0.000	0.000	3000.000	0.000	-3000.000	-3000.000	-2065.380	-2065.380

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	1.0	0.0	LIFE, YRS.	4.00	0.00	-3000.000
GROSS ULT., MB & MMF	0.000	0.000	DISCOUNT %	10.00	5.00	-2478.163
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	4.00	10.00	-2065.380
GROSS RES., MB & MMF	0.000	0.000	DISCOUNTED PAYOUT, YRS.	4.00	15.00	-1735.354
NET RES., MB & MMF	0.000	0.000	UNDISCOUNTED NET/INVEST.	0.00	20.00	-1468.908
INITIAL W.I., PCT	0.000	0.000	DISCOUNTED NET/INVEST.	0.00	25.00	-1251.864
INITIAL N.I., PCT.	0.000	0.000	RATE-OF-RETURN, PCT.	0.00	30.00	-1073.602
FINAL W.I., PCT	0.000	0.000	FIRST POINT, YRS.	0.00	35.00	-926.077
FINAL N.I., PCT	0.000	0.000	SECOND POINT, YRS.	0.00	40.00	-803.131

VERMILION BLOCK 179
PROVED ABANDONMENT

DATE : 06/19/11
TIME : 12:49:33
DBS FILE : PAX001
SETTINGS : PAX001
SCENARIO : PAX001

ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-13	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-14	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-15	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
AFTER	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
TOTAL	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-13	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-14	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-15	0.000	0.000	0.000	3000.000	0.000	-3000.000	-3000.000	-2065.380	-2065.380
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	0.000	0.000	0.000	3000.000	0.000	-3000.000	-3000.000	-2065.380	-2065.380
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	-3000.000	0.000	-2065.380
TOTAL	0.000	0.000	0.000	3000.000	0.000	-3000.000	-3000.000	-2065.380	-2065.380

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	1.0	0.0	LIFE, YRS.	4.00	0.00	-3000.000
GROSS ULT., MB & MMF	0.000	0.000	DISCOUNT %	10.00	5.00	-2478.163
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	4.00	10.00	-2065.380
GROSS RES., MB & MMF	0.000	0.000	DISCOUNTED PAYOUT, YRS.	4.00	15.00	-1735.354
NET RES., MB & MMF	0.000	0.000	UNDISCOUNTED NET/INVEST.	0.00	20.00	-1468.908
INITIAL W.I., PCT	0.000	0.000	DISCOUNTED NET/INVEST.	0.00	25.00	-1251.864
INITIAL N.I., PCT.	0.000	0.000	RATE-OF-RETURN, PCT.	0.00	30.00	-1073.602
FINAL W.I., PCT	0.000	0.000	FIRST POINT, YRS.	0.00	35.00	-926.077
FINAL N.I., PCT	0.000	0.000	SECOND POINT, YRS.	0.00	40.00	-803.131

VERMILION BLOCK 179
PROVED

DATE : 06/19/11
TIME : 12:49:33
DBS FILE : PAX001
SETTINGS : PAX001
SCENARIO : PAX001

ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	531.086	540.860	394.331	401.589	85.00	4.50	33518.164	1807.148	35325.312
12-13	187.721	680.041	139.383	504.931	85.00	4.50	11847.514	2272.188	14119.702
12-14	58.925	991.248	43.752	736.002	85.00	4.50	3718.879	3312.008	7030.888
12-15	6.559	3.246	4.870	2.410	85.00	4.50	413.924	10.847	424.771
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	784.290	2215.396	582.335	1644.932	85.00	4.50	49498.484	7402.192	56900.676
AFTER	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
TOTAL	784.290	2215.396	582.335	1644.932	85.00	4.50	49498.484	7402.192	56900.676

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	11000.000	0.000	0.000	-11000.000	-11000.000	-10803.535	-10803.535
12-12	0.000	960.000	0.000	0.000	0.000	34365.312	23365.312	31435.760	20632.225
12-13	0.000	960.000	0.000	0.000	0.000	13159.702	36525.016	10962.202	31594.426
12-14	0.000	960.000	0.000	0.000	0.000	6070.888	42595.902	4582.811	36177.234
12-15	0.000	200.000	0.000	3000.000	0.000	-2775.229	39820.676	-1907.064	34270.172
12-16									
12-17									
12-18									
12-19									
12-20									
12-21									
12-22									
12-23									
12-24									
12-25									
S-TOT	0.000	3080.000	11000.000	3000.000	0.000	39820.676	39820.676	34270.172	34270.172
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	39820.676	0.000	34270.172
TOTAL	0.000	3080.000	11000.000	3000.000	0.000	39820.676	39820.676	34270.172	34270.172

	OIL	GAS
GROSS WELLS	3.0	0.0
GROSS ULT., MB & MMF	784.290	2215.396
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	784.290	2215.396
NET RES., MB & MMF	582.335	1644.932
INITIAL W.I., PCT	100.000	100.000
INITIAL N.I., PCT.	74.250	74.250
FINAL W.I., PCT	100.000	100.000
FINAL N.I., PCT	74.250	74.250

		P.W. %	P.W., M$
LIFE, YRS.	4.00	0.00	39820.676
DISCOUNT %	10.00	5.00	36881.102
UNDISCOUNTED PAYOUT, YRS.	0.82	10.00	34270.172
DISCOUNTED PAYOUT, YRS.	0.84	15.00	31938.953
UNDISCOUNTED NET/INVEST.	3.84	20.00	29847.248
DISCOUNTED NET/INVEST.	3.66	25.00	27961.877
RATE-OF-RETURN, PCT.	100.00	30.00	26255.246
FIRST POINT, YRS.	0.00	35.00	24704.268
SECOND POINT, YRS.	0.00	40.00	23289.533

```
LEASE: OCS G25980 #1 BLK 179                                    Date:          06/19/2011
SAND: 7400                                                      Time:          12:49:33
FIELD: VERMILION 179                                           DBS:           PAX001
COUNTY/STATE: OFFSHORE, LA                                     Settings:      PAX001
OPERATOR: VIRGIN                                               Scenario:      PAX001
PROBABLE UNDEVELOPED
                    C O M B I N E D   I N P U T   D A T A      I N I T I A L   C A L C U L A T E D   D A T A
KEYWORD &       --------------------------------------------   ----------------------------------------------------
Ref. Code    Beginning, Ending Rates   Schedule Limit   Method & Value   Ultimate @ End Pt. Init.Deff  Init. Rate  Final Rate
----------   -----------------------   --------------   ---------------  ---------- ------- ---------  ----------  ----------
400 START    01/2012
401 P2O      30000.00  1000.00 B/M      1650.00 IMU      EXP     X         1650.000  2/2028  19.0152    30000.       1000.
402 P2G      24930.00 17450.00 M/M      TO      LIFE     EXP     X         4067.813  2/2028   2.1824    24930.      17450.
403 P1O      30000.00  1000.00 B/M       304.30 MB       EXP     X          304.300 12/2014  68.1332    30000.       1000.
404 "            0.00     0.00 B/M      03/2028 AD       FLAT      0.00     304.300  2/2028
405 P1G      24930.00108466.66 M/M      01/2015 AD       EXP     X         2045.280 12/2014 -63.2518    24930.     108467.
406 "            0.00     0.00 M/M      03/2028 AD       FLAT      0.00    2045.279  2/2028
500 PRI/OIL  85.0000      X   $/B       TO      LIFE     ESC   EOIL                  2/2028                85.000      85.000
502 PRI/GAS   4.5000      X   $/M       TO      LIFE     ESC   EGAS                  2/2028                 4.500       4.500
600 START    01/2014
602 OPC/T    40000.00     X   $/M       TO      LIFE     ESC   EOPC                  2/2028             40000.000   40000.000
604 START    01/2012
705 LSE/WI   100.0000     D   %         TO      LIFE     FLAT      0.00              2/2028                 1.000       1.000
720 NET/OIL   74.2500     D   %         TO      LIFE     FLAT      0.00              2/2028                 0.743       0.743
740 NET/GAS   74.2500     D   %         TO      LIFE     FLAT      0.00              2/2028                 0.743       0.743
OVERLAYS     Beginning, Ending Rates   Schedule Limit   Method & Value   Ultimate @ End Pt. Init.Deff  Init. Rate  Final Rate
----------   -----------------------   --------------   ---------------  ---------- ------- ---------  ----------  ----------
900 S   370  S/378       X   FRAC       TO      LIFE     MINUS   377.00             2/2028
901 S  /371  S/381       X   FRAC       TO      LIFE     MINUS   380.00             2/2028
MISCELLANEOUS DATA PARAMETERS
-------------------------------------------------------------------------------------------
201 ENDDATE   SEQ72
250 LOSS      NO
PROJECT RUN SETTINGS
-------------------------------------------------------------------------------------------
Base Date   : 01/2011  Time Frames :  6,99*12
P.W. Date   : 07/2011  Primary PW% :  10.0        Discount Freq.  :  MO
Report Date : 07/2011
Qualifiers  :   Prod = JFH001       Price = DEFAULT      Cost   = DEFAULT      Owner   = DEFAULT
                Title = DEFAULT     Misc  = DEFAULT      Invest = DEFAULT      Overlay = DEFAULT
NET/P1O      NET/OIL
NET/P2O      NET/OIL
NET/P1G      NET/OIL
NET/P2G      NET/OIL
```

```
LEASE: OCS G25980 #1 BLK 179                                    DATE      : 06/19/11
SAND: 7400                                                      TIME      : 12:49:33
FIELD: VERMILION 179                                            DBS FILE  : PAX001
COUNTY/STATE: OFFSHORE, LA                                      SETTINGS  : PAX001
OPERATOR: VIRGIN                                                SCENARIO  : PAX001
PROBABLE UNDEVELOPED
SEQ NUM: 113
```

```
                              ECONOMIC EVALUATION
                         PREPARED FOR: PAXTON ENERGY, INC.
                         BY: JAMES F. HUBBARD CONSULTANT
                            AS OF DATE:  7/11
```

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	110.091	-90.191	81.743	-66.967	85.00	4.50	6948.144	-301.350	6646.795
12-13	194.505	-340.847	144.420	-253.079	85.00	4.50	12275.706	-1138.855	11136.850
12-14	191.090	-745.822	141.885	-553.773	85.00	4.50	12060.193	-2491.979	9568.215
12-15	172.393	276.931	128.002	205.621	85.00	4.50	10880.132	925.295	11805.428
12-16	139.612	270.887	103.662	201.134	85.00	4.50	8811.250	905.101	9716.351
12-17	113.064	264.975	83.950	196.744	85.00	4.50	7135.771	885.348	8021.119
12-18	91.565	259.192	67.987	192.450	85.00	4.50	5778.888	866.026	6644.914
12-19	74.154	253.536	55.059	188.250	85.00	4.50	4680.019	847.126	5527.145
12-20	60.053	248.002	44.589	184.142	85.00	4.50	3790.102	828.638	4618.740
12-21	48.634	242.590	36.111	180.123	85.00	4.50	3069.406	810.553	3879.959
12-22	39.386	237.296	29.244	176.192	85.00	4.50	2485.751	792.864	3278.615
12-23	31.897	232.117	23.683	172.347	85.00	4.50	2013.080	775.560	2788.640
12-24	25.831	227.051	19.180	168.585	85.00	4.50	1630.288	758.634	2388.922
12-25	20.920	222.096	15.533	164.906	85.00	4.50	1320.285	742.077	2062.362
S-TOT	1313.195	1557.812	975.047	1156.675	85.00	4.50	82879.023	5205.039	88084.047
AFTER	32.199	464.720	23.908	345.055	85.00	4.50	2032.142	1552.746	3584.888
TOTAL	1345.394	2022.532	998.955	1501.730	85.00	4.50	84911.172	6757.785	91668.938

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.000	6646.795	6646.795	5971.604	5971.604
12-13	0.000	0.000	0.000	0.000	0.000	11136.850	17783.645	9205.575	15177.178
12-14	0.000	480.000	0.000	0.000	0.000	9088.215	26871.859	6848.393	22025.572
12-15	0.000	480.000	0.000	0.000	0.000	11325.428	38197.289	7750.796	29776.367
12-16	0.000	480.000	0.000	0.000	0.000	9236.351	47433.641	5746.400	35522.770
12-17	0.000	480.000	0.000	0.000	0.000	7541.120	54974.762	4265.151	39787.922
12-18	0.000	480.000	0.000	0.000	0.000	6164.914	61139.672	3169.774	42957.695
12-19	0.000	480.000	0.000	0.000	0.000	5047.145	66186.812	2359.115	45316.812
12-20	0.000	480.000	0.000	0.000	0.000	4138.740	70325.555	1758.624	47075.438
12-21	0.000	480.000	0.000	0.000	0.000	3399.959	73725.516	1313.347	48388.785
12-22	0.000	480.000	0.000	0.000	0.000	2798.615	76524.125	982.763	49371.547
12-23	0.000	480.000	0.000	0.000	0.000	2308.640	78832.766	736.990	50108.535
12-24	0.000	480.000	0.000	0.000	0.000	1908.922	80741.688	553.978	50662.516
12-25	0.000	480.000	0.000	0.000	0.000	1582.362	82324.047	417.454	51079.973
S-TOT	0.000	5760.000	0.000	0.000	0.000	82324.047	82324.047	51079.973	51079.973
AFTER	0.000	1040.000	0.000	0.000	0.000	2544.887	84868.938	581.918	51661.887
TOTAL	0.000	6800.000	0.000	0.000	0.000	84868.938	84868.938	51661.887	51661.887

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	1.0	0.0	LIFE, YRS.	16.67	0.00	84868.945
GROSS ULT., MB & MMF	1345.394	2022.532	DISCOUNT %	10.00	5.00	64953.695
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	51661.879
GROSS RES., MB & MMF	1345.394	2022.532	DISCOUNTED PAYOUT, YRS.	0.00	15.00	42350.652
NET RES., MB & MMF	998.955	1501.730	UNDISCOUNTED NET/INVEST.	0.00	20.00	35560.344
INITIAL W.I., PCT	100.000	100.000	DISCOUNTED NET/INVEST.	0.00	25.00	30440.570
INITIAL N.I., PCT.	74.250	-3211.152	RATE-OF-RETURN, PCT.	100.00	30.00	26471.680
FINAL W.I., PCT	100.000	100.000	FIRST POINT, YRS.	0.00	35.00	23322.561
FINAL N.I., PCT	74.250	74.250	SECOND POINT, YRS.	0.00	40.00	20774.314

VERMILION BLOCK 179
PROBABLE UNDEVELOPED

DATE : 06/19/11
TIME : 12:49:33
DBS FILE : PAX001
SETTINGS : PAX001
SCENARIO : PAX001

ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	110.091	-90.191	81.743	-66.967	85.00	4.50	6948.144	-301.350	6646.795
12-13	194.505	-340.847	144.420	-253.079	85.00	4.50	12275.706	-1138.855	11136.850
12-14	191.090	-745.822	141.885	-553.773	85.00	4.50	12060.193	-2491.979	9568.215
12-15	172.393	276.931	128.002	205.621	85.00	4.50	10880.132	925.295	11805.428
12-16	139.612	270.887	103.662	201.134	85.00	4.50	8811.250	905.101	9716.351
12-17	113.064	264.975	83.950	196.744	85.00	4.50	7135.771	885.348	8021.119
12-18	91.565	259.192	67.987	192.450	85.00	4.50	5778.888	866.026	6644.914
12-19	74.154	253.536	55.059	188.250	85.00	4.50	4680.019	847.126	5527.145
12-20	60.053	248.002	44.589	184.142	85.00	4.50	3790.102	828.638	4618.740
12-21	48.634	242.590	36.111	180.123	85.00	4.50	3069.406	810.553	3879.959
12-22	39.386	237.296	29.244	176.192	85.00	4.50	2485.751	792.864	3278.615
12-23	31.897	232.117	23.683	172.347	85.00	4.50	2013.080	775.560	2788.640
12-24	25.831	227.051	19.180	168.585	85.00	4.50	1630.288	758.634	2388.922
12-25	20.920	222.096	15.533	164.906	85.00	4.50	1320.285	742.077	2062.362
S-TOT	1313.195	1557.812	975.047	1156.675	85.00	4.50	82879.023	5205.039	88084.047
AFTER	32.199	464.720	23.908	345.055	85.00	4.50	2032.142	1552.746	3584.888
TOTAL	1345.394	2022.532	998.955	1501.730	85.00	4.50	84911.172	6757.785	91668.938

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.000	6646.795	6646.795	5971.604	5971.604
12-13	0.000	0.000	0.000	0.000	0.000	11136.850	17783.645	9205.575	15177.178
12-14	0.000	480.000	0.000	0.000	0.000	9088.215	26871.859	6848.393	22025.572
12-15	0.000	480.000	0.000	0.000	0.000	11325.428	38197.289	7750.796	29776.367
12-16	0.000	480.000	0.000	0.000	0.000	9236.351	47433.641	5746.400	35522.770
12-17	0.000	480.000	0.000	0.000	0.000	7541.120	54974.762	4265.151	39787.922
12-18	0.000	480.000	0.000	0.000	0.000	6164.914	61139.672	3169.774	42957.695
12-19	0.000	480.000	0.000	0.000	0.000	5047.145	66186.812	2359.115	45316.812
12-20	0.000	480.000	0.000	0.000	0.000	4138.740	70325.555	1758.624	47075.438
12-21	0.000	480.000	0.000	0.000	0.000	3399.959	73725.516	1313.347	48388.785
12-22	0.000	480.000	0.000	0.000	0.000	2798.615	76524.125	982.763	49371.547
12-23	0.000	480.000	0.000	0.000	0.000	2308.640	78832.766	736.990	50108.535
12-24	0.000	480.000	0.000	0.000	0.000	1908.922	80741.688	553.978	50662.516
12-25	0.000	480.000	0.000	0.000	0.000	1582.362	82324.047	417.454	51079.973
S-TOT	0.000	5760.000	0.000	0.000	0.000	82324.047	82324.047	51079.973	51079.973
AFTER	0.000	1040.000	0.000	0.000	0.000	2544.887	84868.938	581.918	51661.887
TOTAL	0.000	6800.000	0.000	0.000	0.000	84868.938	84868.938	51661.887	51661.887

	OIL	GAS
GROSS WELLS	1.0	0.0
GROSS ULT., MB & MMF	1345.394	2022.532
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	1345.394	2022.532
NET RES., MB & MMF	998.955	1501.730
INITIAL W.I., PCT	100.000	100.000
INITIAL N.I., PCT.	74.250	74.250
FINAL W.I., PCT	100.000	100.000
FINAL N.I., PCT	74.250	74.250

		P.W. %	P.W., M$
LIFE, YRS.	16.67	0.00	84868.945
DISCOUNT %	10.00	5.00	64953.695
UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	51661.879
DISCOUNTED PAYOUT, YRS.	0.00	15.00	42350.652
UNDISCOUNTED NET/INVEST.	0.00	20.00	35560.344
DISCOUNTED NET/INVEST.	0.00	25.00	30440.570
RATE-OF-RETURN, PCT.	100.00	30.00	26471.680
FIRST POINT, YRS.	0.00	35.00	23322.561
SECOND POINT, YRS.	0.00	40.00	20774.314

```
LEASE: OCS G25980 P&A BLK 179                                    Date:              06/19/2011
SAND: NONE                                                        Time:              12:49:33
FIELD: VERMILION 179                                             DBS:                  PAX001
COUNTY/STATE: OFFSHORE, LA                                       Settings:             PAX001
OPERATOR: VIRGIN                                                 Scenario:             PAX001
PROBABLE ABANDONMENT
                    C O M B I N E D   I N P U T   D A T A          I N I T I A L   C A L C U L A T E D   D A T A
KEYWORD &        -------------------------------------------------  -------------------------------------------------
Ref. Code      Beginning, Ending Rates   Schedule Limit   Method & Value   Ultimate @ End Pt. Init.Deff  Init. Rate  Final Rate
----------     -----------------------   --------------   ---------------  ---------- ------- ---------  ----------  ----------
400 START      01/2012
401 OIL            0.00      0.00 B/M     07/2028 AD                                   6/2028
500 PRI/OIL    85.0000   X   $/B          TO     LIFE     ESC   EOIL                   6/2028              85.000      85.000
502 PRI/GAS     4.5000   X   $/M          TO     LIFE     ESC   EGAS                   6/2028               4.500       4.500
705 LSE/WI    100.0000   D   %            TO     LIFE     FLAT     0.00                6/2028               1.000       1.000
720 NET/OIL    74.2500   D   %            TO     LIFE     FLAT     0.00                6/2028               0.743       0.743
740 NET/GAS    74.2500   D   %            TO     LIFE     FLAT     0.00                6/2028               0.743       0.743
INVESTMENTS    Tangible Intang Units     Invest. Point    Method & Value   Total T&I   Month Risk Inv.  Tot. T&I&R  Esc. T&I&R
----------     -----------------------   -------------    ---------------  ---------- ------- ---------  ----------  ----------
800 ABDN       -3000.00  X   M$G          06/2015 AD       PC       0.00    -3000.000  6/2015      0       -3000.0     -3000.0
801 ABDN        3000.00  X   M$G          TO     LIFE      PC       0.00     3000.000  6/2028      0        3000.0      3000.0
MISCELLANEOUS DATA PARAMETERS
------------------------------------------------------------------------------------------------------
201 ENDDATE    SEQ130
250 LOSS    NO
PROJECT RUN SETTINGS
------------------------------------------------------------------------------------------------------
Base Date   : 01/2011  Time Frames :  6,99*12
P.W. Date   : 07/2011  Primary PW% :  10.0      Discount Freq.  :  MO
Report Date : 07/2011
Qualifiers  :   Prod = JFH0611     Price = DEFAULT      Cost  = DEFAULT     Owner  = DEFAULT
                Title = DEFAULT     Misc  = DEFAULT      Invest = DEFAULT    Overlay = DEFAULT
```

LEASE: OCS G25980 P&A BLK 179   DATE   : 06/19/11
SAND: NONE   TIME   : 12:49:33
FIELD: VERMILION 179   DBS FILE : PAX001
COUNTY/STATE: OFFSHORE, LA   SETTINGS : PAX001
OPERATOR: VIRGIN   SCENARIO : PAX001
PROBABLE ABANDONMENT
SEQ NUM: 131

ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-13	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-14	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-15	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-16	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-17	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-18	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-19	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-20	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-21	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-22	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-23	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-24	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-25	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
S-TOT	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
AFTER	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
TOTAL	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-13	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-14	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-15	0.000	0.000	0.000	-3000.000	0.000	3000.000	3000.000	2065.380	2065.380
12-16	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-17	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-18	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-19	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-20	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-21	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-22	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-23	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-24	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-25	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
S-TOT	0.000	0.000	0.000	-3000.000	0.000	3000.000	3000.000	2065.380	2065.380
AFTER	0.000	0.000	0.000	3000.000	0.000	-3000.000	0.000	-598.267	1467.113
TOTAL	0.000	0.000	0.000	0.000	0.000	0.000	0.000	1467.113	1467.113

	OIL	GAS				P.W. %	P.W., M$
GROSS WELLS	1.0	0.0	LIFE, YRS.		17.00	0.00	0.000
GROSS ULT., MB & MMF	0.000	0.000	DISCOUNT %		10.00	5.00	1163.940
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.		4.50	10.00	1467.113
GROSS RES., MB & MMF	0.000	0.000	DISCOUNTED PAYOUT, YRS.		4.50	15.00	1453.310
NET RES., MB & MMF	0.000	0.000	UNDISCOUNTED NET/INVEST.		0.00	20.00	1331.618
INITIAL W.I., PCT	0.000	0.000	DISCOUNTED NET/INVEST.		0.00	25.00	1183.042
INITIAL N.I., PCT.	0.000	0.000	RATE-OF-RETURN, PCT.		0.00	30.00	1038.155
FINAL W.I., PCT	0.000	0.000	FIRST POINT, YRS.		0.00	35.00	907.357
FINAL N.I., PCT	0.000	0.000	SECOND POINT, YRS.		0.00	40.00	793.013

VERMILION BLOCK 179
PROBABLE ABANDONMENT

DATE : 06/19/11
TIME : 12:49:33
DBS FILE : PAX001
SETTINGS : PAX001
SCENARIO : PAX001

ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-13	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-14	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-15	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-16	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-17	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-18	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-19	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-20	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-21	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-22	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-23	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-24	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-25	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
S-TOT	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
AFTER	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
TOTAL	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-13	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-14	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-15	0.000	0.000	0.000	-3000.000	0.000	3000.000	3000.000	2065.380	2065.380
12-16	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-17	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-18	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-19	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-20	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-21	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-22	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-23	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-24	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
12-25	0.000	0.000	0.000	0.000	0.000	0.000	3000.000	0.000	2065.380
S-TOT	0.000	0.000	0.000	-3000.000	0.000	3000.000	3000.000	2065.380	2065.380
AFTER	0.000	0.000	0.000	3000.000	0.000	-3000.000	0.000	-598.267	1467.113
TOTAL	0.000	0.000	0.000	0.000	0.000	0.000	0.000	1467.113	1467.113

	OIL	GAS
GROSS WELLS	1.0	0.0
GROSS ULT., MB & MMF	0.000	0.000
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	0.000	0.000
NET RES., MB & MMF	0.000	0.000
INITIAL W.I., PCT	0.000	0.000
INITIAL N.I., PCT.	0.000	0.000
FINAL W.I., PCT	0.000	0.000
FINAL N.I., PCT	0.000	0.000

		P.W. %	P.W., M$
LIFE, YRS.	17.00	0.00	0.000
DISCOUNT %	10.00	5.00	1163.940
UNDISCOUNTED PAYOUT, YRS.	4.50	10.00	1467.113
DISCOUNTED PAYOUT, YRS.	4.50	15.00	1453.310
UNDISCOUNTED NET/INVEST.	0.00	20.00	1331.618
DISCOUNTED NET/INVEST.	0.00	25.00	1183.042
RATE-OF-RETURN, PCT.	0.00	30.00	1038.155
FIRST POINT, YRS.	0.00	35.00	907.357
SECOND POINT, YRS.	0.00	40.00	793.013

VERMILION BLOCK 179
PROBABLE

DATE : 06/19/11
TIME : 12:49:33
DBS FILE : PAX001
SETTINGS : PAX001
SCENARIO : PAX001

ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	110.091	-90.191	81.743	-66.967	85.00	4.50	6948.144	-301.350	6646.795
12-13	194.505	-340.847	144.420	-253.079	85.00	4.50	12275.706	-1138.855	11136.850
12-14	191.090	-745.822	141.885	-553.773	85.00	4.50	12060.193	-2491.979	9568.215
12-15	172.393	276.931	128.002	205.621	85.00	4.50	10880.132	925.295	11805.428
12-16	139.612	270.887	103.662	201.134	85.00	4.50	8811.250	905.101	9716.351
12-17	113.064	264.975	83.950	196.744	85.00	4.50	7135.771	885.348	8021.119
12-18	91.565	259.192	67.987	192.450	85.00	4.50	5778.888	866.026	6644.914
12-19	74.154	253.536	55.059	188.250	85.00	4.50	4680.019	847.126	5527.145
12-20	60.053	248.002	44.589	184.142	85.00	4.50	3790.102	828.638	4618.740
12-21	48.634	242.590	36.111	180.123	85.00	4.50	3069.406	810.553	3879.959
12-22	39.386	237.296	29.244	176.192	85.00	4.50	2485.751	792.864	3278.615
12-23	31.897	232.117	23.683	172.347	85.00	4.50	2013.080	775.560	2788.640
12-24	25.831	227.051	19.180	168.585	85.00	4.50	1630.288	758.634	2388.922
12-25	20.920	222.096	15.533	164.906	85.00	4.50	1320.285	742.077	2062.362
S-TOT	1313.195	1557.812	975.047	1156.675	85.00	4.50	82879.023	5205.039	88084.047
AFTER	32.199	464.720	23.908	345.055	85.00	4.50	2032.142	1552.746	3584.888
TOTAL	1345.394	2022.532	998.955	1501.730	85.00	4.50	84911.172	6757.785	91668.938

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-12	0.000	0.000	0.000	0.000	0.000	6646.795	6646.795	5971.604	5971.604
12-13	0.000	0.000	0.000	0.000	0.000	11136.850	17783.645	9205.575	15177.178
12-14	0.000	480.000	0.000	0.000	0.000	9088.215	26871.859	6848.393	22025.572
12-15	0.000	480.000	0.000	-3000.000	0.000	14325.428	41197.289	9816.176	31841.748
12-16	0.000	480.000	0.000	0.000	0.000	9236.351	50433.641	5746.400	37588.148
12-17	0.000	480.000	0.000	0.000	0.000	7541.120	57974.762	4265.151	41853.301
12-18	0.000	480.000	0.000	0.000	0.000	6164.914	64139.672	3169.774	45023.070
12-19	0.000	480.000	0.000	0.000	0.000	5047.145	69186.812	2359.115	47382.188
12-20	0.000	480.000	0.000	0.000	0.000	4138.740	73325.555	1758.624	49140.812
12-21	0.000	480.000	0.000	0.000	0.000	3399.959	76725.516	1313.347	50454.160
12-22	0.000	480.000	0.000	0.000	0.000	2798.615	79524.125	982.763	51436.926
12-23	0.000	480.000	0.000	0.000	0.000	2308.640	81832.766	736.990	52173.910
12-24	0.000	480.000	0.000	0.000	0.000	1908.922	83741.688	553.978	52727.891
12-25	0.000	480.000	0.000	0.000	0.000	1582.362	85324.047	417.454	53145.348
S-TOT	0.000	5760.000	0.000	-3000.000	0.000	85324.047	85324.047	53145.348	53145.348
AFTER	0.000	1040.000	0.000	3000.000	0.000	-455.112	84868.938	-16.349	53128.996
TOTAL	0.000	6800.000	0.000	0.000	0.000	84868.938	84868.938	53129.000	53128.996

	OIL	GAS
GROSS WELLS	2.0	0.0
GROSS ULT., MB & MMF	1345.394	2022.532
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	1345.394	2022.532
NET RES., MB & MMF	998.955	1501.730
INITIAL W.I., PCT	100.000	100.000
INITIAL N.I., PCT.	74.250	74.250
FINAL W.I., PCT	100.000	100.000
FINAL N.I., PCT	74.250	74.250

		P.W. %	P.W., M$
LIFE, YRS.	17.00	0.00	84868.945
DISCOUNT %	10.00	5.00	66117.633
UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	53128.992
DISCOUNTED PAYOUT, YRS.	0.00	15.00	43803.965
UNDISCOUNTED NET/INVEST.	0.00	20.00	36891.965
DISCOUNTED NET/INVEST.	-35.21	25.00	31623.611
RATE-OF-RETURN, PCT.	100.00	30.00	27509.834
FIRST POINT, YRS.	0.00	35.00	24229.918
SECOND POINT, YRS.	0.00	40.00	21567.326

VERMILION BLOCK 179
PROVED PLUS PROBABLE

DATE   : 06/19/11
TIME   : 12:49:33
DBS FILE : PAX001
SETTINGS : PAX001
SCENARIO : PAX001

ECONOMIC EVALUATION
PREPARED FOR: PAXTON ENERGY, INC.
BY: JAMES F. HUBBARD CONSULTANT
AS OF DATE: 7/11

-END- MO-YR	GROSS LIQ PRODUCTION ----MBBLS---	GROSS GAS PRODUCTION ----MMCF----	NET LIQUID PRODUCTION ----MBBLS---	NET GAS PRODUCTION ----MMCF----	NET LIQ PRICE --$/BBL-	NET GAS PRICE --$/MCF-	NET LIQ SALES -----M$-----	NET GAS SALES -----M$-----	TOTAL NET SALES -----M$-----
12-11	0.000	0.000	0.000	0.000	0.00	0.00	0.000	0.000	0.000
12-12	641.177	450.669	476.074	334.622	85.00	4.50	40466.312	1505.799	41972.109
12-13	382.226	339.194	283.803	251.852	85.00	4.50	24123.221	1133.333	25256.553
12-14	250.015	245.426	185.636	182.229	85.00	4.50	15779.072	820.029	16599.102
12-15	178.951	280.177	132.871	208.032	85.00	4.50	11294.056	936.143	12230.199
12-16	139.612	270.887	103.662	201.134	85.00	4.50	8811.250	905.101	9716.351
12-17	113.064	264.975	83.950	196.744	85.00	4.50	7135.771	885.348	8021.119
12-18	91.565	259.192	67.987	192.450	85.00	4.50	5778.888	866.026	6644.914
12-19	74.154	253.536	55.059	188.250	85.00	4.50	4680.019	847.126	5527.145
12-20	60.053	248.002	44.589	184.142	85.00	4.50	3790.102	828.638	4618.740
12-21	48.634	242.590	36.111	180.123	85.00	4.50	3069.406	810.553	3879.959
12-22	39.386	237.296	29.244	176.192	85.00	4.50	2485.751	792.864	3278.615
12-23	31.897	232.117	23.683	172.347	85.00	4.50	2013.080	775.560	2788.640
12-24	25.831	227.051	19.180	168.585	85.00	4.50	1630.288	758.634	2388.922
12-25	20.920	222.096	15.533	164.906	85.00	4.50	1320.285	742.077	2062.362
S-TOT	2097.485	3773.208	1557.382	2801.607	85.00	4.50	132377.500	12607.231	144984.719
AFTER	32.199	464.720	23.908	345.055	85.00	4.50	2032.142	1552.746	3584.888
TOTAL	2129.683	4237.929	1581.290	3146.662	85.00	4.50	134409.641	14159.977	148569.594

-END- MO-YR	NET ADVAL PROD TAXES -----M$---	NET OPER EXPENSES -----M$----	NET INVEST TAN + INTAN -----M$----	P & A EXPENSES -----M$----	BONUS & USED EQT -----M$----	BFIT NET CASHFLOW -----M$-----	CUMULATIVE CASHFLOW -----M$-----	DISCOUNTED CASHFLOW -----M$-----	CUM DISC CASHFLOW -----M$-----
12-11	0.000	0.000	11000.000	0.000	0.000	-11000.000	-11000.000	-10803.535	-10803.535
12-12	0.000	960.000	0.000	0.000	0.000	41012.109	30012.107	37407.363	26603.828
12-13	0.000	960.000	0.000	0.000	0.000	24296.553	54308.660	20167.775	46771.605
12-14	0.000	1440.000	0.000	0.000	0.000	15159.103	69467.758	11431.204	58202.809
12-15	0.000	680.000	0.000	0.000	0.000	11550.199	81017.961	7909.112	66111.922
12-16	0.000	480.000	0.000	0.000	0.000	9236.351	90254.312	5746.400	71858.320
12-17	0.000	480.000	0.000	0.000	0.000	7541.120	97795.430	4265.151	76123.469
12-18	0.000	480.000	0.000	0.000	0.000	6164.914	103960.344	3169.774	79293.250
12-19	0.000	480.000	0.000	0.000	0.000	5047.145	109007.484	2359.115	81652.359
12-20	0.000	480.000	0.000	0.000	0.000	4138.740	113146.227	1758.624	83410.984
12-21	0.000	480.000	0.000	0.000	0.000	3399.959	116546.188	1313.347	84724.328
12-22	0.000	480.000	0.000	0.000	0.000	2798.615	119344.797	982.763	85707.086
12-23	0.000	480.000	0.000	0.000	0.000	2308.640	121653.438	736.990	86444.078
12-24	0.000	480.000	0.000	0.000	0.000	1908.922	123562.359	553.978	86998.055
12-25	0.000	480.000	0.000	0.000	0.000	1582.362	125144.719	417.454	87415.516
S-TOT	0.000	8840.000	11000.000	0.000	0.000	125144.719	125144.719	87415.516	87415.516
AFTER	0.000	1040.000	0.000	3000.000	0.000	-455.112	124689.609	-16.349	87399.172
TOTAL	0.000	9880.000	11000.000	3000.000	0.000	124689.609	124689.609	87399.156	87399.172

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	5.0	0.0	LIFE, YRS.	17.00	0.00	124689.617
GROSS ULT., MB & MMF	2129.684	4237.928	DISCOUNT %	10.00	5.00	102998.734
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	0.77	10.00	87399.172
GROSS RES., MB & MMF	2129.684	4237.928	DISCOUNTED PAYOUT, YRS.	0.79	15.00	75742.922
NET RES., MB & MMF	1581.290	3146.662	UNDISCOUNTED NET/INVEST.	9.91	20.00	66739.211
INITIAL W.I., PCT	100.000	100.000	DISCOUNTED NET/INVEST.	8.67	25.00	59585.488
INITIAL N.I., PCT.	74.250	74.250	RATE-OF-RETURN, PCT.	100.00	30.00	53765.078
FINAL W.I., PCT	100.000	100.000	FIRST POINT, YRS.	0.00	35.00	48934.184
FINAL N.I., PCT	74.250	74.250	SECOND POINT, YRS.	0.00	40.00	44856.859

The above summary includes Proved and Probable reserves. The reserves and income attributable to the various reserve categories included in this report have not been adjusted to reflect the varying degrees of risk associated with them and they are not comparable.